September 17, 2007	Philip T. Colton (612) 604-6729 pcolton@winthrop.com
VIA EDGAR and FEDERAL EXPRESS
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Mr. Stephen Krikorian
                    Mr. Jason Niethamer

RE:	Navarre Corporation Form 10-K for the Fiscal Year Ended March 31, 2007 File No. 0-22982
Ladies and Gentlemen:
On behalf of Navarre Corporation (the “Company”), a Minnesota corporation, we are responding to the comment presented in the letter from Mr. Stephen Krikorian dated September 6, 2007. For the Staff’s convenience, our Response is preceded by the related Staff Comment. The Tandy acknowledgment is attached to this letter as Exhibit A.
Form 10-K: For the Fiscal Year Ended March 31, 2007
Statement of Operations, page 55

Comment 1.	We note that you present cost of sales exclusive of depreciation and amortization. Tell us the amount of depreciation and amortization that would be allocable to cost of sales for each reporting period included in these statements. Explain why you believe that the presentation of gross profit on this statement and within your MD&A is proper even though it excludes depreciation and amortization.

Response 1.	The Company has consistently included depreciation and amortization within operating expenses in the statement of operations as these costs were closely associated with the distribution and warehousing function. The cost of sales caption on the statement of operations notes that these items are not included in this line item (i.e. “Cost of sales (exclusive of depreciation and amortization”). This specific disclosure was added in response to a previous SEC comment and is permitted by SEC Staff Accounting Bulletin: No. 103, Update of Codification of Staff

Securities and Exchange Commission
September 17, 2007

Accounting Bulletins, Topic 11B — Miscellaneous Disclosure — Depreciation and Depletion Excluded from Cost of Sales (if a company excludes depreciation and depletion from cost of sales in the statement of operations, this should be noted on the face of the statement).

Approximately $1.2 million, $1.1 million, and $800,000 of the $11.0 million, $9.3 million, and $3.5 million of depreciation and amortization expense in fiscal 2007, 2006 and 2005, respectively, relate to distribution and warehousing equipment. However, because the Company’s distribution and warehouse facility costs are not cost of sales items, they are included in operating expenses in the statement of operations. Thus, the Company has determined that it is more appropriate to include depreciation and amortization in this category.

The Company believes the disclosure within the MD&A results of operations section of the Form 10-K is appropriate based on the above discussion.
If you have any questions in connection with the filing, please contact the undersigned at (612) 604-6729.
Very truly yours,
WINTHROP & WEINSTINE, P.A.
/s/ Philip T. Colton
Philip T. Colton
PTC/aks
3401284v1

cc:	J. Reid Porter (Navarre Corporation) Ryan F. Urness (Navarre Corporation) James W. Ravell (Grant Thornton)

Exhibit A

September 14, 2007
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Stephen Krikorian
Mr. Jason Niethamer

Re:	Navarre Corporation Form 10-K for the Fiscal Year Ended March 31, 2007 File No. 0-22982
Ladies and Gentlemen:
In connection with the letter dated September 6, 2007 from the U.S. Securities and Exchange Commission (the “Commission”), to Navarre Corporation (the “Company”), the Company hereby acknowledges the following with respect to the above-captioned Form 10-K:
(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

J. Reid Porter
Executive Vice President and Chief Financial Officer

7400 49th Avenue North, New Hope, Minnesota 55428 - p:763.535.8333 f: 763.533.2156